SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés S.A. informs it has been notified of a Financial Information Division Summary.

Autonomous City of Buenos Aires, May 14th, 2015

To the

Securities and Exchange Commission

REF: Financial Information Division Summary

Dear Sirs,

I’m writing to you in my capacity of attorney at law of BBVA Francés S.A. (“the Bank”), in order to inform that on the date herein, the Bank has been notified by the Financial Information Division (in Spanish “Unidad de Información Financiera”) of a summary which states that BBVA Francés S.A. committed infractions related to certain doubtful operations. Said operations amounted to AR$ 75,383,175.73.

The Summary imputes BBVA Francés S.A. along with the members of its Board of Directors in force at that moment and the Compliance Officer.

The Bank will take the necessary measures in order to guarantee the defense of its interests.

Yours sincerely.

Adrián Bressani

Attorney at law

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 14, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer